SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport Schiphol Boulevard 217 1118 BH Schiphol Airport, Amsterdam The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of October 2012

On May 30, 2012, the Board of Directors of CNH Global received a proposal (the “Proposal”) from Fiat Industrial to enter into a combination transaction. The Board of Directors of CNH Global appointed a special committee of unconflicted directors to evaluate the Proposal in consultation with independent financial and legal advisors retained by the special committee. Following such evaluation, the special committee announced on October 15, 2012 that, based on information made available to it, as well as the opinions of its financial advisors, the special committee had unanimously concluded the Proposal was inadequate and would not be in the best interests of CNH Global and CNH Global’s shareholders and that the special committee had unanimously determined not to recommend the Proposal. In that same announcement, the special committee stated that it remains available to evaluate any alternatives to the Proposal should Fiat Industrial elect to advance any such alternatives. A Fiat Industrial announcement of that same date provided that its advisors had been asked to meet with the advisors to the special committee to explore whether the parties can reach agreement on revised terms for a merger transaction on a basis broadly consistent with that of the Proposal and that Fiat Industrial desires to move forward with a transaction promptly.

List of Exhibits:

1.	Press Release: “Special Committee of CNH Global Unanimously Concludes that Fiat Industrial Proposal is Inadequate”

2.	Press Release: “Fiat Industrial responds to CNH Global Special Committee”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going Senior Vice President, General Counsel and Secretary

October 15, 2012

NEW YORK, Oct. 15, 2012 /PRNewswire/ — The Special Committee of the Board of Directors of CNH Global N.V. (NYSE: CNH) (“CNH”), in consultation with our financial and legal advisors, has carefully evaluated Fiat Industrial S.p.A.’s (“FI”) proposal of May 30, 2012 (the “Proposal”) regarding a potential strategic combination between FI and CNH. Based on the information made available to us, as well as the opinions of our financial advisors, J.P. Morgan Securities LLC and Lazard, we have unanimously concluded that the Proposal is inadequate and would not be in the best interests of CNH and its shareholders. The Proposal requires the recommendation of the Special Committee, and the Special Committee has unanimously determined not to recommend the Proposal.

The Special Committee remains available to evaluate any alternatives to the Proposal should FI elect to advance any such alternatives.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

For more information contact:

Burson-Marsteller Jason Schechter / Jennifer Friedman

212-614-5257

SOURCE CNH Global N.V.

Press Release

Fiat Industrial responds to CNH Global Special Committee

October 15, 2012 – Fiat Industrial S.p.A. has been advised that the special committee of the Board of CNH Global N.V. has determined not to recommend the strategic combination of Fiat Industrial and CNH on the terms proposed by Fiat Industrial on May 30, 2012 (the “Proposal”).

Fiat Industrial has asked its advisors to meet with the advisors to the Special Committee to determine the basis for this decision and explore whether the parties can reach agreement on revised terms for a merger transaction on a basis broadly consistent with that of the Proposal, including the need to maintain appropriate credit ratings for the Group, attract a wider range of international investors and provide an appropriate platform from which to pursue future growth opportunities. Fiat Industrial has further reiterated to the CNH Board that Fiat Industrial desires to move forward with a transaction promptly and, accordingly, will seek to reach agreement within the next several weeks.

Sergio Marchionne, Fiat Industrial’s Chairman, reiterated that “FI remains committed to the strategic and financial benefits of the merger, which would simplify the Group’s capital structure by creating a single class of liquid stock listed in New York and build a true peer in scale and in capital market position to the major North American-based global capital goods companies, enhancing the Group’s appeal to international investors, improving the credit profile of both companies and providing an attractive platform for future growth opportunities”.

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Fiat Industrial S.p.A. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment (CNH Global N.V.), trucks, commercial vehicles, buses and special vehicles (Iveco S.p.A.), in addition to engines and transmissions for those vehicles and for marine applications (FPT Industrial S.p.A.). Present in all major markets worldwide, Fiat Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on Fiat Industrial Group and its businesses is available on the corporate website www.fiatindustrial.com.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). Further information on CNH and its Case and New Holland products can be found on the corporate website www.cnh.com.

Turin, 15 October 2012

Fiat Industrial S.p.A.

Via Nizza 250, 10126 Torino

Tel. +39 011 006 2464, Fax +39 011 006 2094

mediarelations@fiatindustrial.com

www.fiatindustrial.com